Filed pursuant to Rule 433
Registration No. 333-169401-01

Pricing Term Sheet
November 30, 2011

TRANSOCEAN INC.

$1,000,000,000 5.050% SENIOR NOTES DUE 2016

$1,200,000,000 6.375% SENIOR NOTES DUE 2021

$300,000,000 7.350% SENIOR NOTES DUE 2041

Fully and Unconditionally Guaranteed By
Transocean Ltd.

Issuer:	Transocean Inc.

Guarantor:	Transocean Ltd. (NYSE: RIG) (SIX: RIGN)

Title of securities:	5.050% Senior Notes Due 2016 (“2016 Notes”)
6.375% Senior Notes Due 2021 (“2021 Notes”)
7.350% Senior Notes Due 2041 (“2041 Notes”)

Ratings (Moody’s/S&P/Fitch)*:	Baa3 (Rev. for Downgrade) / BBB- (Negative) / BBB- (Negative)

Aggregate principal amount offered:	2016 Notes: $1,000,000,000
2021 Notes: $1,200,000,000
2041 Notes: $300,000,000

Note denominations:	$1,000 and integral multiples of $1,000

Trade date:	November 30, 2011

Settlement date (T+3):	December 5, 2011

Final maturity dates:	2016 Notes: December 15, 2016
2021 Notes: December 15, 2021
2041 Notes: December 15, 2041

Interest payment dates:	June 15 and December 15 of each year, commencing on June 15, 2012

Optional redemption:

Redeemable at any time at an amount equal to the principal amount plus a make whole premium, using a discount rate of Treasury plus 50 bps in the case of the 2016 Notes, Treasury plus 50 bps in the case of the 2021 Notes and Treasury plus 50 bps in the case of the 2041 Notes

Coupon:	2016 Notes: 5.050%
2021 Notes: 6.375%
2041 Notes: 7.350%

Interest rate adjustment:

The interest rate payable on the notes of each series will be subject to adjustment from time to time if Moody’s or S&P downgrades (or downgrades and subsequently upgrades) the credit rating assigned to such series of notes as described in the section of the preliminary prospectus supplement dated November 30, 2011 relating to the notes entitled ‘‘Description of the Notes and Guarantees—Interest Rate Adjustment.’’

Treasury benchmark:	2016 Notes: 0.875% due November 30, 2016
2021 Notes: 2.000% due November 15, 2021
2041 Notes: 3.750% due August 15, 2041

Benchmark yield:	2016 Notes: 0.971%
2021 Notes: 2.082%
2041 Notes: 3.050%

Spread to benchmark:	2016 Notes: +410 bps
2021 Notes: +430 bps
2041 Notes: +430 bps

Yield to maturity:	2016 Notes: 5.071%
2021 Notes: 6.382%
2041 Notes: 7.350%

Price to public:	2016 Notes: 99.906%
2021 Notes: 99.946%
2041 Notes: 99.996%

Proceeds to Issuer before expenses:	2016 Notes: 99.306% ($993,060,000)
2021 Notes: 99.296% ($1,191,552,000)
2041 Notes: 99.121% ($297,363,000)

Anticipated use of net proceeds:

Transocean Inc. intends to use the estimated $2,479 million of net proceeds from this offering to fund (after application of the proceeds of Transocean Ltd.’s previously announced equity offering) the expected repurchase of its Series B Convertible Senior Notes that holders of the Series B Convertible Senior Notes may require it to repurchase in December 2011. In addition, Transocean Inc. intends to use the net proceeds from this offering to repay all commercial paper notes outstanding under its commercial paper program, which is supported by its credit facility, as they come due. Transocean Inc. intends to use the remainder, if any, of such net proceeds for general corporate purposes in its operations including but not limited to capital expenditures, acquisitions or repayment or refinancing of debt. Pending application of the net proceeds from the sale of the notes, Transocean Inc. intends to invest such proceeds in cash or cash equivalents. This offering and the previously announced equity offering are not contingent upon each other.

CUSIP / ISIN:	2016 Notes: 893830 BA6 / US893830BA68
2021 Notes: 893830 BB4 / US893830BB42
2041 Notes: 893830 AZ2 / US893830AZ29

Joint Book-Running Managers:	Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Mitsubishi UFJ Securities (USA), Inc., Wells Fargo Securities, LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC.

Co-Managers:	Credit Agricole Securities (USA) Inc., DNB Markets, Inc., Goldman, Sachs & Co. and Standard Chartered Bank.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Guarantor has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc. at 1-888-603-5847,

Credit Suisse Securities (USA) LLC at 1-800-221-1037, or

Mitsubishi UFJ Securities (USA), Inc. at 1-877-649-6848.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.